Sipup Corporation

Willy-Brandt-Anlage 20

64823 Gross Umstadt, Germany

Tel: +49-1521-4984-548

February 5, 2013

VIA EDGAR

Ann Nguyen Parker

Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Sipup Corporation

Amendment No. 2 to Registration Statement on Form S-1

Filed on or about February 5, 2013

File No. 333-185408

Dear Ms. Nguyen:

Pursuant to the staff’s comment letter dated February 1, 2013, we respectfully submit this letter on behalf of Sipup Corporation, a Nevada corporation (the “Company”).

Amendment No. 2 to the Company’s Form S-1 was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR on or about February 5, 2013.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  References to page numbers are made to the redlined Amendment No. 2 to the Form S-1.

 Prospectus Cover Page

1.

We note that in response to prior comment 4 to our letter dated January 8, 2013, you have provided “proceeds to the company before expenses.” Please disclose the net proceeds you will receive, as required by Item 501(b)(3) of Regulation S-K.

Company response: The Company has revised the chart format on the prospectus cover page required by Item 503(b)(3) of Regulation S-K to “proceeds to the company after expenses”.

The Company will receive the total amounts mentioned in the chart because all the other expenses mentioned on page 39 in the “Other expenses of issuances and distribution” have already been paid.

Use of Proceeds, page 15

2.

We note that you have revised your disclosure to delete certain text from the prospectus in response to our prior comment 5. However, we note that similar disclosure with respect to a creditor “tak[ing] possession of the subscriptions” remains in the prospectus. In light of your disclosure elsewhere that there are no minimum number of shares required to be sold and that funds raised from the offering will not be placed in an escrow, trust or similar account, please revise the disclosure throughout the prospectus accordingly or tell us the circumstances under which investors’ subscriptions or moneys may be returned to them.

Company response: The Company acknowledges this comment and has removed the following paragraph on page 15 of the prospectus:

“The above figures represent only estimated costs. All proceeds will be deposited into our corporate bank account. Any funds that we raise from our offering of 1,000,000 shares will be immediately available for our use and will not be returned to investors. We do not have any arrangements to place the funds received from our offering of 1,000,000 shares in an escrow, trust or similar account. Accordingly, if we file for bankruptcy protection or a petition for involuntary bankruptcy is filed by creditors against us, your funds will become part of the bankruptcy estate and administered according to the bankruptcy laws. If a creditor sues us and obtains a judgment against us, the creditor could garnish the bank account and take possession of the subscriptions. If that happens, you will lose your investment and your funds will be used to pay creditors”.

The Company has also removed the following paragraph on page 17 of the prospectus:

“We are offering a total of 1,000,000 shares of our common stock in a self-underwritten public offering, with no minimum purchase requirement.  We do not have an arrangement to place the proceeds from this offering in an escrow, trust, or similar account. Any funds raised from the offering will be immediately available to us for our immediate use.  Accordingly, if we file for bankruptcy protection or a petition for involuntary bankruptcy is filed by creditors against us, your funds will become part of the bankruptcy estate and administered according to the bankruptcy laws.  If a creditor sues us and obtains a judgment against us, the creditor could garnish the bank account and take possession of the subscriptions.  As such, it is possible that a creditor could attach your subscription which could preclude or delay the return of money to you. If that happens, you will lose your investment and your funds will be used to pay creditors”.

Risk Factors, page 8

Risk Factors Related to our Business, page 8

Because our auditors have issued a going concern opinion, there is substantial uncertainty we will continue operations in which case you could lose your investment, page 8

3.

We note you have revised your disclosure to state that you may need additional financing after twelve months. Please expand this disclosure to reflect current financing needs as it relates to your auditor’s going concern opinion. In addition, please reconcile the statement with the disclosure on page 20 that you require minimum funding of $25,000 for the next twelve months to implement your plan of operations.

Company response: The Company acknowledges this comment and has added the following to the disclosure on page 8:

“We intend to use the net proceeds from this offering to develop our business operations.  To implement our plan of operations we require a minimum funding of $25,000 for the next twelve months”.

Description of Business, page 19

General, page 20

4.

We note that you intend to begin operations in Germany. In light of this disclosure, please clarify whether both manufacturing and distribution will be conducted in Germany or elsewhere and elaborate the business purpose for contacting the Food and Drug Administration with respect to labeling procedures and registering your manufacturing facility.

Company response: The Company acknowledges this comment and confirms that both manufacturing and distribution will be conducted in Germany. The company has also added “manufacturing and distribution” in the first paragraph on page 20.   The business purpose for contacting the Food and Drug Administration was to verify if we needed any approval for conducting our business. But the Food and Drug Administration informed us that we don’t need any approvals to conduct our business. They also informed us that we need to register our manufacturing facility at “http://www.access.fda.gov/” once we start manufacturing and production. The other thing they advised us on was that we need to follow their labeling procedures and guidelines if we will be importing, exporting or doing business in the USA.

Government Regulation, page 21

5.

We note your response to our prior comment 12. We understand from your plan of operation on page 23 that you intend to begin manufacturing and marketing yogurt with the proceeds of this offering within the first twelve months of completing this offering and at that time will be subject to government regulation. We therefore reissue our prior comment 12. Please revise your disclosure to discuss required government approvals and the effect of any existing governmental regulation on your business. In addition, please include appropriate risk factors with respect to compliance with government regulation.

Company response: The Company acknowledges this comment and has added the following disclosure on page 21 under government regulations:

“However once we start producing, and packing flavoured yogurts we will be required to comply with all regulations, rules and directives of governmental authorities and agencies. We do not believe that regulation will have a material impact on the way we conduct our business. We do not need to receive any government approvals necessary to conduct our business and do not need to demonstrate that; however we will have to comply with all applicable export, import, and product labelling regulations. Also our flavoured yogurts shall comply with all applicable Federal regulations including those contained in the Food and Drug Administration’s Standard of Identity for Yogurt (21 CFR Part 131.200).

We currently have not obtained any copyrights, patents or trademarks. We do not anticipate filing any copyright or trademark applications related to any assets over the next 12 months”.

Exhibit 10.1

6.

Please revise your filing to include the executed Subscription Agreement for the November 19, 2012 purchase by Mr. Naeem.

Company response: The Company has revised the filing to include the executed Subscription Agreement for the November 19, 2012 purchase by Mr. Naeem.

Please contact our legal counsel, Thomas Puzzo, Esq., at (206) 522-2256 and tpuzzo@msn.com, with any questions or comments.

Sincerely,

SIPUP CORPORATION

/s/ Rashid Naeem

Rashid Naeem

President

4